UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

As a result of the Supervisory Review and Evaluation Process (SREP), the European Central Bank (“ECB”) has communicated to BBVA the minimum capital requirements for the year 2024.

BBVA shall maintain at consolidated level a total capital ratio of 13.25% and a CET1 capital ratio of 9.09% as of January 1, 2024. These capital ratios include a Pillar 2 requirement at a consolidated level of 1.68%, of which 0.18%1 is determined on the basis of the ECB’s prudential provisioning expectations. Of this Pillar 2 requirement of 1.68% at the consolidated level, a minimum of 1.02% shall be met with CET12.

In addition, BBVA shall maintain, as of January 1, 2024 at the individual level, a total capital ratio of 12.10% and a CET1 capital ratio of 7.94%. These ratios include a Pillar 2 requirement at the individual level of 1.5%, of which at least 0.84% shall be met with CET1.

Below is a table summarizing the minimum regulatory capital requirements applicable to BBVA at both the consolidated and individual level:

Capital requirements	BBVA Consolidated		BBVA S.A. (individual)
	CET 1	Total capital	CET 1	Total capital

Pillar 1	4.50%	8.00%	4.50%	8.00%

Pillar 2 (P2R)	1.02%	1.68%	0.84%	1.50%

Conservation buffer	2.50%	2.50%	2.50%	2.50%

Other Systemic Important Institution buffer [2]	1.00%	1.00%	0%	0%

Countercyclical buffer [3]	0.07%	0.07%	0.10%	0.10%

Total capital requirements	9.09%	13.25%	7.94%	12.10%

Madrid, November 30th, 2023

1 This 0.18% determined on the basis of the ECB’s prudential provisioning expectations shall be met with CET1.

2 Includes the 0.18% determined on the basis of the ECB’s prudential provisioning expectations.

2 According to the communication from the Bank of Spain received on September 29th and communicated by BBVA as Other Relevant Information on the same date (with registration number 24681), the requirement increases from 0.75% to 1% as of January 2024. This increase is due to the adaptation of the Bank of Spain’s methodology for the determination of the OSII capital buffers in line with the revision of the methodological framework established by the European Central Bank.

3 The countercyclical buffer is based on data as of September 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 30, 2023	By:	/s/ Eduardo Ávila Zaragoza

	Name:	Eduardo Ávila Zaragoza
	Title:	Head of supervisory relations